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                              ASHTON WOODS USA LLC
                            1080 Holcomb Bridge Road
                             Building 200, Suite 350
                             Roswell, Georgia 30076


March 3, 2006

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Andrew Schoeffler

         Re: Ashton Woods USA LLC -- Registration Statement on Form S-4 (File No. 333-129906) (the "filing")

Ladies and Gentlemen:

                  The Company hereby acknowledges that:

         - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

         - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         It would be appreciated if, as soon as the filing has become effective, you would so inform Elizabeth Noe by telephone at (404) 815-2287 or Jay Rodriguez at (404) 815-2283.

                                         Very truly yours,

                                         ASHTON WOODS USA LLC



                                         By: /s/ Robert Salomon
                                             ----------------------------------
                                             Robert Salomon
                                             Chief Financial Officer